

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2008

Via Facsimile (813) 221-7335 and U.S. Mail

William J. Schifino, Sr., Esq.
Williams, Schifino Mangione & Steady P.A.
One Tampa City Center
201 North Franklin Street
Suite 3200, P.O. Box 380
Tampa, FL 33601

RE: Premier Exhibitions, Inc.
Soliciting Materials filed pursuant to Rule 14a-12 filed December 22, 2008
File No. 000-07258

Dear Mr. Schifino, Sr.:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials

1.   Please note that you should have provided the participant information required by Rule 14a-12(a)(1)(i) with this filing. Confirm your understanding of the rule requirements and include the participant information in future filings.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your statement that the "Special Committee's familiarity with Premier's historical operations, industry management and condition, among other things, the Special Committee concluded that Seller's solicitation represents a danger to corporate policy and effectiveness, and that it is in the best interests of

Premier and its shareholders for the management of Premier to oppose Sellers and the election of Sellers nominees."

3.   We note your description of Mr. Geller's achievements over the past 16 years. Please confirm that in future filings you will provide additional information to clarify when each of the listed achievements occurred.

4.   With respect to the salvage of the Titanic artifacts, please tell us, with a view toward revised future disclosure, the basis for your belief that the current litigation will be resolved in your favor. Please provide us any documentation that supports such basis.

5.   With respect to the actions you plan to effect to enhance shareholder value, please disclose tell us supplementally and disclose in future filings whether you have any specific plans to achieve the stated goals or, if none, the timing to develop those plans.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the companymay not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

William J. Schifino, Sr., Esq.
Williams, Schifino Mangione & Steady P.A.
December 23, 2008
Page 3

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions